UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 18, 2013.

Exhibit 99.1

BC LNG Export Co-Operative LLC Finalises Contract Awards

Golar LNG Limited ("Golar" or "the Company") today confirms that the BC LNG Export Co-Operative, LLC has finalized contract awards for both feed gas supply and LNG purchase and off-take for train #1 of the Douglas Channel LNG Project ("DC Project").   The contract award for LNG purchase and off-take was made jointly to Golar and LNG Partners, LLC (Houston, TX) ("LNG Partners") and the contract award for feed gas supply was made to LNG Partners.

The DC Project is being jointly developed by the Haisla Nation and Douglas Channel Gas Services Ltd and is expected to produce approximately 700,000 metric tonnes per annum of liquefied natural gas from the initial planned production facility beginning in the second quarter of 2015.

Golar's participation in the project and its commitment to the LNG off-take remains subject to the Company reaching agreement with the current proponents of the DC Project for financing of the facilities, and receipt of all permits required for the project to proceed on a firm basis.

Hamilton, Bermuda

January 18, 2013

Enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

Stuart Buchanan

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: January 18, 2013	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer